[LETTERHEAD]

NORTHSTAR ELECTRONICS, INC.

September 11, 2008

Mr. Terry French

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.100 F Street, N.E.

Washington, D.C. 20549-0308

RE: Northstar Electronics, Inc

       File No. 333-90031

       Form 10KSB/A

Dear Mr. French,

I am responding to your letter, dated August 21, 2008, with comments on our Form 10-KSB/A for the year ended December 31, 2007.

The Following are our responses to your comments.

Exhibit 31.1

1.

The President and Principal Financial Officer certification under Item 601(b)(31) of Regulation S-B will be modified to include the required language of Item 601(b)(31) of Regulation S-B.

2.

a.

Our management, with the participation of our President/Chief Executive Officer/Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as of December 31, 2007.

b.

Our internal controls over financial reporting are designed by, or under the supervision of, our President/Chief Executive Officer/Chief Financial Officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that:

▪

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts, expenditures and business transactions are being made in accordance with authorizations of our management and directors.

Based upon their evaluation, our management concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective, for the reasons described in Management’s Report on Internal Control Over Financial Reporting in Item 8A(T) of this 2007 Annual Report on Form 10-KSB.

Management has evaluated the effectiveness of our internal control over financial reporting (ICFR) as of December 31, 2007 based on the control criteria established in a report entitled Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO.  Based on our assessment and those criteria, our management has concluded that our internal control over financial reporting had the following deficiencies as of December 31, 2007:

▪

Certain control procedures were ineffective in ensuring an appropriate budgeted reserve was in place to support the change in the auditing firm.  This situation was rectified but not in time to prevent the rendering our SEC Filing late by one day.

The exact background and reasons that resulted in our deficiencies are described in the following:

•

Controls have been in use for many years throughout company operations as reported in DC & F Sections in past Form 10K-SB filings.  For the year 2007, DC&F controls included recording of documents and data thereof into computing accounting systems, on an on-going basis; the production of reports as required daily, weekly, monthly, quarterly and summarized for annual audit/filing purposes.

•

Throughout the process and procedures of operation, effective controls are in place for personnel redundancy in verification of key critical information, banking matters and all company transactions.  With these controls in place management has been able to produce appropriate financial and business reporting for SEC filings on time in past years.

•

Fiscal Year 2007 did not result in filing on time under the allotted time extension.  This event was primarily due to two circumstances.  The first was a change in auditors late in 2007 (November).  The impact of additional verification of information in the allocated 90-day period following closure of year-end accounting matters caused added delays.  The second event was failure to provide outstanding payment to former persons/organizations involved in the audit process.  In the end, these delays resulted in a late filing for the Company.

Please let me know if you have any questions regarding this response.  I can be reached by phone at (604) 685-0364, by fax at (604) 689-8337, or via e-mail at wilsonrussell@telus.net.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings, and that the company many not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/ Dr. Wilson Russel

Dr. Wilson Russell,

President, Chief Financial Officer